UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number:   000-30126

Issuer: ACAMBIS PLC

Exchange: NASDAQ GLOBAL MARKET

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Peterhouse Technology Park, 100 Fulbourn Road, Cambridge CB1 9PT UK

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

American Depositary Shares

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from

☐   17CFR240.12d2-2(a)(1)

☐   17CFR240.12d2-2(a)(2)

☐   17CFR240.12d2-2(a)(3)

☐   17 CFR240.12d2-2(a)(4)

☐   Pursuant to 17CFR240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.(1)

☒   Pursuant to 17CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

December 11, 2006	By:	/s/ G.B. Cameron	Chief Executive Officer
Date		Name	Title

(1)	Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number